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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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SEC
Mail Processing
Section
MAR 11 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66846

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SharesPost Financial Corporation

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1150 Bayhill Drive, Suite 300
(No. and Street)

San Bruno	**CA**	**94066**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominic Baldini **(650) 461-4518**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper LLP
(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	[redacted]

14049434

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

AB
3/25

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NA

SI

A

1

OATH OR AFFIRMATION

I, **Dominic Baldini**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **SharesPost Financial Corporation**, as of **December 31, 2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Subscribed and sworn to before me this 10 day of March 2014

Notary Public

LEAH M. RESCATE
Commission # 2049773
Notary Public - California
San Francisco County
My Comm. Expires Dec 20, 2017

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements for Brokers and Dealers Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation- Customer Regulated Commodity Futures account pursuant to Rule 171-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EisnerAmper
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488
www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
SharesPost Financial Corporation

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of SharesPost Financial Corporation (the "Company") as of December 31, 2013 and the related notes to the financial statement.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EISNERAMPER
ACCOUNTANTS & ADVISORS

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of SharesPost Financial Corporation as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

San Francisco, California
March 7, 2014

SharesPost Financial Corporation
Statement of Financial Condition
December 31, 2013

Assets	
Cash	$ 1,333,411
Commissions receivable	19,082
Program administration fees receivable	20,000
Prepaid expenses	88,385
Deposits	31,108
Goodwill	55,000
Total assets	$ 1,546,986
Liabilities and Stockholder's Equity	
Liabilities	
Commissions payable	$ 249,434
Accrued bonuses	197,750
Accounts payable and accrued expenses	152,621
Due to Parent	13,076
Due to affiliates	125,062
Total liabilities	737,943
Stockholder's equity	
Common stock (20,000,000 shares of $0.001 par value authorized; 105,0000 shares issued and outstanding)	105
Additional paid-in capital	2,544,539
Accumumlated deficit	(1,735,601)
Total stockholder's equity	809,043
Total liabilities and stockholder's equity	$ 1,546,986

See Accompanying Notes to Statement of Financial Condition

1. Business and Summary of Significant Accounting Policies

Business

SharesPost Financial Corporation (the "Company"), formerly known as Perlinksi & Associates, was incorporated in the State of California on December 3, 2004. The Company is a wholly-owned subsidiary of SharesPost, Inc. (the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and an alternative trading system ("ATS") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

In June 2011, Perlinski & Associates was acquired by and became a wholly-owned subsidiary of the Parent under the name SharesPost Financial Corporation. The Parent paid $55,000 to the former shareholders of the Company for the purchase of all outstanding shares of the Company, which was recorded as goodwill.

In December 2011, the Membership Application Program Group of FINRA, pursuant to NASD Rule 1017, granted the continuance in membership application of the Company which allowed the Company to commence business operations in accordance with its Membership Agreement. The Company began revenue generating activities in January 2012. The Company primarily operates as a broker-dealer in private securities transactions.

In August 2013, FINRA approved the Company's application to expand its business activities, specifically related to (1) receive and custody of customer funds and unregistered securities; and, (2) aid in the transfer of ownership of such securities. In connection with the approval the Company would operate pursuant to the full provisions of SEC Rule 15c3-3 and the Company's minimum net capital requirement was increased to $250,000 pursuant to SEC Rule 15c3-1(a)(2)(i).

As of December 31, 2013, the Company has not commenced its expanded business activities as approved by FINRA and continues to operate pursuant to SEC Rule 15c3-3(k)(2)(ii), the Customer Protection Rule. Customer funds are held in escrow accounts pursuant to escrow service agreements between customers and the escrow agent. Customer funds and assets are also held with a clearing firm on a fully disclosed basis with whom the Company has a clearing agreement. The Company does not receive customer funds or securities, and does not otherwise hold funds or securities for, or owe money or securities to customers. The Company is therefore exempt from the Possession and Control Requirements of Rule 15c3-3, since the Company qualifies for the exemptive provisions of SEC Rule 15c3-3 paragraph (k)(2)(ii).

1. Business and Summary of Significant Accounting Policies (continued)

Cash

The Company maintains its cash in bank deposit accounts with commercial banks and financial institutions which at times exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Commission Income Receivable

The Company provides its clients services with respect to affecting private company transactions that include identifying counterparties to a transaction, coordinating with the issuer and the issuer's transfer agent, facilitating the provision of agreements for a transaction and other assistance that may be necessary to efficiently and timely conclude a transaction in private company shares. For these services, the Company generally charges a commission to the transacting parties, paid from escrow at the time the issuer notifies the Company and the transacting parties that the transaction has been completed. Commissions are generally derived as a percentage of the aggregate size (share price times shares) of the private share transactions. In cases where an issuer exercises its right of first refusal, the Company must collect its fee from the selling party outside of escrow and after a transaction has been completed. On December 31, 2013, the Company had $19,802 in receivables with respect to completed transactions in private company shares due from selling parties and an issuer.

Program Administration Fees and Program Administration Fees Receivable

The Company provides its corporate clients with services that include operating company portals – a technology enabled solution that allows companies to disseminate information in a controlled manner to its shareholders and employees and liquidity programs – company sponsored secondary transactions for its shareholders and employees. For these services, the Company generally charges a flat fee that is earned over the service period. On December 31, 2013, the Company had $20,000 in receivables with respect to liquidity program that concluded on November 30, 2013.

Goodwill

On March 29, 2011, the Parent entered into an agreement with the shareholders of Perlinski & Associates as of that date to purchase all of the outstanding shares of Perlinski & Associates for an aggregate purchase price of $55,000.

1. Business and Summary of Significant Accounting Policies (continued)

Goodwill (continued)

The transaction was completed on June 14, 2011, at which time Perlinski & Associates had no assets, liabilities or customers. Accordingly, the purchase consideration was allocated to goodwill. Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in the acquisition.

Goodwill is reviewed for impairment at least annually or when a triggering event occurs between annual impairment tests. The Company is viewed as a single reporting unit for this analysis. No goodwill impairment charge was recorded for the year ended December 31, 2013.

Commissions Payable

During 2011, the Parent entered into a Broker-Dealer Independent Affiliate agreement (the "Affiliate Agreement") with Emerson Equity, LLC ("Emerson") and certain individual registered representatives (the "Affiliate Reps"), whereas the Affiliate Reps provided private placement services as independent contractors of Emerson. On December 22, 2011, Emerson, the Affiliate Reps and the Parent entered into a termination agreement whereby the Affiliate Agreement was terminated effective January 1, 2012, and a liability ("Commission Payable") of $3,118,671 under the Affiliate Agreement was transferred to the Company. On January 1, 2012, in conjunction with the termination agreement, the Affiliate Reps became employees of the Company. During 2012, the Company paid employees $2,438,050 and incurred costs associated with such payments in the amount of $34,236 that were offset against the transferred liability. During 2013, the Company paid employees $431,000 that was offset against the transferred liability.

The Company has a compensation plan for its registered representatives by which such registered representatives are paid a bonus commission on a quarterly basis equal to a percentage of commission revenues in excess of certain thresholds and less certain costs.

At December 31, 2013, the Commission Payable balance was $249,434, which included $215,384 of the transferred liability and $34,050 of accrued bonus commission for the fourth quarter of 2013. The Company expects to pay the remainder of the transferred liability in 2014 and paid the accrued bonus commission for the fourth quarter of 2013 on January 15, 2014.

1. Business and Summary of Significant Accounting Policies (continued)

Accrued Bonuses

The Company accrued discretionary bonuses on December 31, 2013 of $197,750. The Company determines its employees' eligibility for discretionary bonus payouts based on a combination of Company and individual performance, subject to Board of Directors approval. On December 23, 2013, the Board of Directors approved the discretionary bonus payout to employees and the amount accrued was subsequently paid on January 31, 2014.

Due to Affiliates

As of December 31, 2013, the Company had an outstanding payable to two affiliated entities in the amount of $125,062 for expenses paid by an affiliate on behalf of the Company and for fees collected by the Company on behalf of an affiliate.

Income Taxes

The Company files a consolidated federal income tax return and a combined California state income tax return with the Parent. The Company's income tax expense is computed on a separate company basis using the tax rate of the consolidated filing entity.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal and state income tax purposes, as well as the tax effects of the net operating loss and tax credit carryovers. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Only those income tax benefits that management believes are more likely than not to be sustained, are recognized and such income tax benefits are measured at the largest dollar amount management believes is more likely than not to be sustained. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. As of and for the year ended December 31, 2012, there were no temporary difference and therefore no deferred assets or liabilities recognized in the accompanying financial statements.

1. Business and Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Management evaluates the recognition and measurement of any uncertain tax positions taken on the Company's income tax returns in the current year as well as in all past years that are still open to examination by tax authorities. Based on its analysis, management believes that there are no material uncertain tax positions taken in the current year and in all prior years open to examination. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2009.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Income Taxes

The Company files a consolidated federal tax return and a combined California state income tax return with the Parent. For the year ended 2013, the Company reported net losses before tax of $1,722,268 and the Parent, on a consolidated basis, expects to report net taxable income in an amount greater than the losses reported by the Company as a result of a non-cash taxable gain associated with the joint venture formed with NASDAQ OMX (see note 4). The Parent's utilization of the Company net taxable loss resulted in a net taxable benefit to the Parent of $684,118 that the Company recorded as Due from Parent as of December 31, 2013. However, the Parent has experienced cash losses for the current year and the ability for the Parent, and its wholly-owned subsidiaries, to generate cash sufficient to settle the Due from Parent is uncertain. The Company has therefore recorded an offsetting allowance of $684,118 against the Due from Parent resulting from the Parent's utilization of the Company's net taxable loss in the consolidated tax filings.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $620,470, which was $370,470 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.8706 to 1.

4. Related Party Transactions

The Company is party to an expense-sharing agreement with the Parent, effective January 1, 2013. This agreement allows the Parent to provide certain services to the Company and allocate certain direct and indirect expenses to the Company. The Parent allocates to the Company a pro-rata amount of facility costs, including rent paid by the Parent. The pro-rata allocation of costs is based on the number of employees of the Company as compared to the total number of employees of the Company and the Parent, which is reviewed on a monthly basis. The Parent allocated costs of $224,033 to the Company in 2013.

The Parent has adopted a stock option plan under which it grants to its and the Company's employees, who provide services to the Parent and other affiliates, options to purchase the Parent's stock.

On December 1, 2012, the Company and the Parent entered into a License Agreement whereby the Company, as licensee, obtained a license to operate, develop and improve the Parent's developed technology. In exchange for the license rights, the Company pays the Parent a license fee of $7,500 a month. The term of the license commenced on the date of the License Agreement and continues for five (5) years, after which the Company has the right to renew for successive periods of three (3) years.

On March 5, 2013, the Parent entered into agreements with NASDAQ OMX (together with the Parent, the "Parties") to form NASDAQ Private Market LLC ("NPM"), a joint venture of the Parties. As part of the agreements, the Parent contributed it's developed technology, amongst other assets and personnel, to NPM. The NPM and the Parent simultaneously entered into a platform license whereby the Parent would continue to operate the developed technology until such time that NPM received the appropriate licenses and was ready to operate the developed technology for its own business purpose. NPM began operating the developed technology on March 5, 2014 and the License Agreement between the Company and the Parent was terminated. The Company is a member broker dealer of NPM effective March 5, 2014.

4. Related Party Transactions (continued)

Two of the entities affiliated with the Parent and the Company serve as the managing member for several pooled investment entities. These affiliated pooled investment entities are special purpose entities formed to hold private company stock.

During 2013, the Company received commission revenue from another broker dealer for which the Company's Chief Compliance Officer is a Managing Member.

5. Legal Matters

The Company and the Parent are named in a FINRA arbitration by a former employee of the Company in which the former employee alleges breach of contract and false promise among other claims. The Company responded by filing a counterclaim against the former employee, alleging breach of fiduciary duty and confidentiality among other claims. On April 10, 2013, the Company reached a settlement agreement with the former employee wherein the former employee and the Company agreed to a release of all claims made in the matter.

6. Subsequent Events

Management evaluated subsequent events through March 7, 2014, the date these financial statements were available to be issued. With the exception of the matter described below, there were no material subsequent events that required disclosure in these financial statements.

During the period January 1, 2014 to March 7, 2014, the Company received $175,000 of contributions from the Parent.

SHARESPOST FINANCIAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013